Warrior Met Coal, Inc. 16243 Highway 216
Brookwood, AL 35444

Dale W. Boyles Chief Financial Officer

dale.boyles@warriormetcoal.com

September 22, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Office of Energy & Transportation

Attn. Jennifer Gowetski

Re:	Warrior Met Coal, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 14, 2022

File No. 001-38061

Dear Ms. Gowetski,

This letter is being submitted by Warrior Met Coal, Inc. (the “Company”) in response to the comment letter dated September 19, 2022 (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on March 14, 2022. This letter confirms the Company’s receipt of the Comment Letter and confirms that the Company will enhance its future proxy disclosures in accordance with the topics discussed in the Comment Letter, as well as any material developments to the Company’s risk oversight structure, including in accordance with Item 407(h) of Regulation S-K.

If you have any questions or comments regarding this response, please contact the undersigned at (205) 554-6129 or Phillip Monroe, Vice President – Legal, at (205) 554-6137. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Dale W. Boyles
Dale W. Boyles
Chief Financial Officer

cc:	Phillip Monroe, Vice President – Legal